# Gravatate, Inc.

software technology b2b app

Gravatate is a chat and virtual workspace solution for the new economy.

GRAVATATE.COM RESTON


gravatate®



*As a business owner I wanted a more professional and high-touch means of communicating with my team, our clients and vendors. I found a gap in the market and started building gravatate.*

**Javier Castro** CEO @ Gravatate, Inc.



## Why you may want to support us...

1. Early users are expanding the use of gravatate, adding 100's of team members, sharing thousands of files and events. All very positive!
2. We have some early evangelists who are helping spread the gravatate love. This is also very positive and helps us refine our viral model.
3. Most users are asking for the same improvements, which gives us confidence that once we deliver those, more users will follow.

## Our Team

AND OUR MAJOR ACCOMPLISHMENTS



**Javier Castro**
CEO
*Being an entrepreneur and raising four kids!*



**Rosemarie Savino**
COO
*Creating businesses that netted millions and millions in new revenues and customers.*

## Downloads

Gravatate Inc. Wefunder Campaign Fall 2019.pdf

# The Story of Gravatate

We are business professionals. We wanted to run our business without chaos, without endless searching through email or text messages for information. And, we wanted a more white-glove communication and collaboration experience for our employees, vendors, partners and clients. We didn't find the right tool in the market, so we built it.

## We help professionals achieve success by streamlining communication and enhancing the collaboration experience

Most communication tools are built looking inward to serve employees alone.  Gravatate was built to serve the new economy, where cross-company relationships are the most common by virtue of having part-time employees, strategic vendors, and clients all with different technology preferences that do not fit well into competing solutions.

We make it simple and affordable for these professionals across business, non-profit and higher education to chat and form collaboration workspaces to drive success in less time, with less chaos.

## Below is our potential future design, which together with product performance improvements is intended to enable scaled growth.


gravatate
Chat
Nell Chapman
Please send me the files...
Inez Gonzalez
https://aws.amazon.com...
Claudia Montgomery
https://aws.amazon.com...
Dora McKinney
If you go to a site and can't ...
Rose Hopkins
When you reach the Tools...
Inez Gonzalez, Dora McKinney, Sa...
If you go to a site...
potential future design


Workspaces
View all

### We are on a roll!

Our initial pilots have stayed with us, helping guide our roadmap and several have emerged as true fans. We have gathered momentum with business professional groups and volunteer boards. These professionals are often part of other groups and often run their own businesses, providing a logical path toward acquiring users organically.

**Year over year engagement growth (July 2018 - July 2019):**

**196% user growth**

**33% increase in workspaces**

**65X increase in shared media**

**12X increase in shared events**

### Did we mention tate?

Our vision includes an AI-enabled assistant that helps busy professionals get more done via simple automation and helpful motions and templates. We think we can strike the right balance of being helpful without being annoying. Again, we are business people, so we think we can get that balance right.



### Help us to continue to grow!

Think of us as the software company you can **both** invest in and use in your daily work.

# Investor Q&A

– COLLAPSE ALL

**What does your company do?**

We allow professionals in business, non-profit and higher education to communicate and organize more effectively so they can achieve success in less time and with less chaos.

**Where will your company be in 5 years?**

We want to be a recognized brand with a thriving user base and substantial revenue. We want to be a highly recommended (net promoted) software application.

**Why did you choose this idea?**

As a business owner I wanted a more professional and high-touch means of communicating with my team, our clients and vendors. I found a gap in the market and started building gravatate.

**Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago?**

We think the preference to communicate via chat/texting versus email is clear by virtue of the popularity of texting and even Slack's growth. However, texting relies on your personal cell and Slack relies on forming a workspace (usually as a company). Our focus is on the inter-company team environment that exists across non-profit, higher ed, and small and medium enterprises. We are the best choice for team leaders and business owners to achieve success through streamlined, professional communication channels.

**What is your proudest accomplishment?**

As co-founder, my proudest accomplishment is forging ahead via bootstrapping. It has not been easy, but I feel in my gut gravatate can be a big success. So I keep keeping on.

**How far along are you? What's your biggest obstacle?**

We are pretty far along in that we have a product that is generating initial revenue. In order to grow/scale, we need to tighten up the product and how it performs so it starts to sell itself.

**Who are your competitors? Who is the biggest threat?**

For general business use our biggest competitor is Slack and Microsoft Teams, but also the inertia of email and texting. There are others in and around our space (e.g. basecamp). Our strategy is sound-- to grow by starting with acquiring customers that are business professional groups (low lying fruit and where most of our current traction is). These groups are made up of small and medium enterprise business owners, so we end up growing into their business, organically. This will translate, as we are now seeing, into a growing user base, growing revenue and (with time) brand recognition. From there we will pursue certain verticals (e.g. architecture, engineering and construction, health and wellness) using gravatate as the showcase product to customize for a select vertical or two.

**What do you understand that your competitors don't?**

Simplicity rules the day. Our application is simple to set up and use, and effective - built by business professionals for business professionals. We also live in the new economy - so our product architecture and pricing plan are unique for the space we are in: we do not price per user per month and instead charge for bundles of workspaces.

**How will you make money?**

We will potentially make money via a SaaS (monthly subscription) model. Over time we will grow our average subscription value as we introduce corporate plans, a la-carte features (e.g. community template), and vertical-specific solutions (for specific industries at higher prices).

**What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?**

The risk is moving too slow - we need to graduate from bootstrap mode into a more accelerated, scalable track. Capital helps us convert part-time resources to near full time and fuel our go-to-market strategy.

**What do you need the most help with?**

We feel confident the business will not outgrow our management capabilities. However, locking in a person who has significantly scaled a software product in a Chief Revenue Officer role, is a key hire we want to make in 2020.

**What would you do with the money you raise?**

Add near full-time software developers (local, in office) and fund our go-to-market strategy (Sales, SEO/SEM, Account/Business Development budget)

**So how is your chat and communication tool unique?**

Without spilling all the beans, our product vision includes "tate" (playing off our name 'gravatate'), an AI enabled assistant that simply helps business professionals work faster and stay organized. We also see gravatate as a potential membership venue, with business benefits and discounts available to our user base. All of this is in the future (not in existence now), but part of our unique and exciting product road map.